Investors' Exchange LLC
4 World Trade Center, 44th Floor
New York, New York 10007
1 646 343 2000
1 888 481 9706
www.iextrading.com

SEC
Mail Processing
Section
JUL 31 2017
Washington DC
412

17002619

July 27, 2017

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 02549-7010

Re: Investors' Exchange LLC – Amendment No. 14 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

We previously submitted Amendment No. 14 to our Form 1 application on June 28, 2017 and July 24, 2017. We hereby withdraw in their entirety: (1) the submission of Addenda D-1, D-2, and D-3 submitted on June 28, 2017, (2) the submission of Addendum D-1 submitted on July 24, 2017, and (3) the requests for confidential treatment thereof. In their place, please accept the enclosed filing, which contains the following addenda:

Exhibit D	
Addendum D-1	Unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2016
Addendum D-2	Audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016
Addendum D-3	Unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2016

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

Sophia Lee

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets
Richard Holley III, Division of Trading and Markets
Michou Nguyen, Division of Trading and Markets

2017 JUL 31 AM 1:38
SEC / TM
RECEIVED

Investors' Exchange LLC

Date of filing: June 28, 2017

Date as of which the information is accurate: June 28, 2017

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2016.

Attached as Addendum D-2 are the audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016.

Attached as Addendum D-3 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2016.

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2016

IEX GROUP, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
UNAUDITED

****

IEX GROUP, INC.

Table of Contents

IEX Group, Inc.
Unaudited Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	25,757,710
Intercompany receivables		2,350,428
Other receivables		104,750
Prepaid expenses		1,860,669
Restricted cash		351,673
Marketable securities, at fair value		23,056,513
Property and equipment, net of accumulated depreciation of $4,041,003 at December 31, 2016		4,528,194
Software development costs, net of accumulated amortization of $6,964,498 at December 31, 2016		5,922,883
Loan receivable		443,103
Investments, at cost		7,021,201
Deferred tax asset		3,272,756
Security deposits		685,115
Total assets	**$**	**75,354,995**
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable		143,175
Taxes payable		309,857
Accrued expenses and other liabilities		2,859,404
Total liabilities		**3,312,436**
Stockholders' Equity:		
Preferred stock - $0.01 par value, 5,020,882 shares authorized at December 31, 2016		
Convertible Series A-1 - 375,000 shares issued and outstanding at December 31, 2016		3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding at December 31, 2016		24,400
Convertible Series C - 2,205,882 shares issued and outstanding at December 31, 2016		22,059
Common stock - $0.01 par value, 10,100,000 shares authorized, 3,140,379 shares issued and outstanding as of December 31, 2016		31,404
Treasury stock, 80,708 shares as of December 31, 2016		(3,149,472)
Additional paid-in capital		113,608,972
Promissory notes receivable, related party		(2,055,030)
Accumulated surplus/(deficit)		(36,443,524)
Total Stockholders' Equity		72,042,559
Total liabilities and stockholders' equity	**$**	**75,354,995**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Income
For the Year Ended December 31, 2016

Revenues:	
SW License Revenue	$ 2,130,916
Other	683,499
Total revenues	2,814,415
Total cost of revenues	-
Total revenues, less cost of revenues	**2,814,415**
Operating expenses:	
Employee compensation and benefits	9,412,971
Technology and communications	1,234,179
Depreciation and amortization	5,189,473
Professional fees	1,488,660
Regulatory fees	126,164
Rent and office	435,988
Insurance	304,454
Other	680,295
Total expenses	18,872,184
Income before income taxes	**(16,057,769)**
Income tax benefit (expense)	2,794,795
Net income	**$ (13,262,974)**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Stockholders' Equity
For the Year Ended December 31, 2016

	Preferred Stock		Common Stock		Treasury Stock		Additional	Promissory Note	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Receivable	Deficit	Total Equity
Balance as of December 31, 2015	**5,020,882**	**$ 50,209**	**2,743,871**	**$ 27,439**	**26,233**	**$ (876,182)**	**$ 105,801,713**	**$ (2,029,630)**	**$ (23,180,550)**	**$ 79,792,999**
Stock compensation			110,557	1,105			6,871,707			**6,872,812**
Stock option exercises			285,951	2,860			935,552			**938,412**
Treasury stock purchases					54,475	(2,273,290)				**(2,273,290)**
Promissory note interest								(25,400)		**(25,400)**
Net income									(13,262,974)	**(13,262,974)**
Balance as of December 31, 2016	**5,020,882**	**$ 50,209**	**3,140,379**	**$ 31,404**	**80,708**	**$ (3,149,472)**	**$ 113,608,972**	**$ (2,055,030)**	**$ (36,443,524)**	**$ 72,042,559**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ (13,262,974)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	5,189,473
Stock based compensation	2,737,553
Deferred taxes	(3,272,756)
Interest income	(25,400)
Changes in operating assets and liabilities:	
Intercompany receivables	1,020,312
Other receivables	(67,988)
Prepaid expenses	(186,362)
Subordinated Loan	14,494,555
Other assets	396,073
Accounts payable	59,197
Taxes payable	77,670
Accrued expenses and other liabilities	1,069,608
Net cash provided by operating activities	**8,228,961**
Cash flows from investing activities:	
Purchase of property and equipment	(1,060,097)
Software capitalization	(3,263,266)
Purchase of marketable securities	(23,701,699)
Sale of marketable securities	20,495,000
Issuance of loan receivable	(443,103)
Investments in other entities	(4,601,001)
Net cash used in investing activities	**(12,574,166)**
Cash flows from financing activities:	
Proceeds from exercise of stock options	938,412
Treasury stock	(2,273,290)
Net cash used in financing activities	**(1,334,878)**
Net increase (decrease) in cash and cash equivalents	**(5,680,083)**
Cash and cash equivalents at beginning of period	**31,437,793**
Cash and cash equivalents at end of period	**$ 25,757,710**
Supplemental disclosure of non-cash financing and investing activities:	
Share-based compensation to software developers subject to capitalization	$ 1,251,654

See notes to unaudited financial statements

1. Organization and Nature of Business

IEX Group, Inc. (the "Company") was formed under the laws of the State of Delaware for the purpose of developing and operating an Alternative Trading System ("ATS") through its wholly-owned subsidiary, IEX Services LLC ("Services"). Services is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

In addition to Services, the Company is 100% owner of two additional subsidiaries, Investors' Exchange LLC ("Exchange") (formed in May 2014 and started business activities in August 2016) and IEX Ventures LLC ("Ventures") (formed in June 2015).

During the year, Services operated an ATS which provided execution services for its broker-dealer subscribers. Services also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Exchange. Services serves solely as the routing facility for Exchange as at September 2, 2016.

Exchange is a financial technology company that develops and operates electronic markets for the trading of listed equity securities in the United States (U.S.) Exchange was approved by the SEC as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016.

2. Significant Accounting Policies

Basis of Presentation

The unaudited financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the unaudited financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

The Company has a deposit outstanding as of December 31, 2016, of approximately $350,000 with a financial institution that is used as collateral and security for the Company's corporate commercial card program.

Receivables

Intercompany receivables represent expenses incurred by the Company's subsidiaries under the current Tri-Party Expense Sharing Agreement ("ESA"). Other receivables represent amounts owed from third party vendors.

Marketable Securities

The Company's portfolio of marketable securities consists of corporate and other debt securities and is presented on the Unaudited Statement of Financial Condition at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are recognized in the Unaudited Statement of Income in Other revenues.

Fair Value of Financial Instruments

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy for inputs used in measuring fair value is as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs, other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The valuation process involved for Level 3 measurements is completed at least annually. The Company will generally employ multiple valuation methodologies when determining the fair value of investments categorized as Level 3, such as market comparable analysis and discounted cash flow analysis. The market comparable analysis considers key financial inputs, recent public and private transactions and other available measures. The discounted cash flow analysis incorporates significant assumptions and judgments and the estimates of key inputs used in this methodology include the discount rate for the investment and assumed inputs used to calculate terminal values, such as price/earnings multiples. Upon completion of the valuations conducted using these methodologies, a weighting is ascribed to each method and the ultimate fair value recorded for a particular investment will generally be within a range suggested by the methodologies. When determining the weighting ascribed to each valuation methodology, the Company considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected holding period.

Property and Equipment, net

Property and equipment primarily represents servers, network switches and firewalls and is carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally three years. See note 6 for further discussion.

In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations.* The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations in ASU 2014-09, which is not yet effective. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting.* Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for equity classification. ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate through current earnings as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its financial statements.

In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing.* The purpose of ASU 2016-10 is to clarify the guidance on identifying performance obligations and the implementation guidance on licensing in ASU 2014-09, which is not yet effective. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230) — Restricted Cash.* This ASU requires that cash segregated for regulatory and other purposes be included in cash and cash equivalents in the statements of cash flows and is required to be applied retrospectively. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, on a retrospective basis, including adoption in an interim period. Adoption will affect cash flows from operating activities on the Company's Unaudited Statements of Cash Flows to the extent that the Company holds restricted cash at the time of adoption, but will not have any effect on the Company's financial condition or results of operations.

In January 2017, the FASB issued ASU 2017-01, *Business Combinations (Topic 805) — Clarifying the Definition of a Business.* The ASU amends the definition of a business and provides a threshold which must be considered to determine whether a transaction is an asset acquisition or a business combination. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. Because ASU 2017-01 applies on a prospective basis to business combinations and deconsolidations that occur after adoption of its provisions, adoption is not expected to have an impact on the Company's financial statements.

3. Concentration of Credit Risk

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits with financial institutions and short term liquid investments with an initial maturity of less than 3 months. Cash balances in individual banks may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2016, the Company had approximately $23.5 million, in excess of the insured limit.

As of December 31, 2016, cash equivalents of approximately $2.2 million consist of money market funds.

Credit Risk

The Company's receivables are limited mainly to intercompany receivables from its subsidiaries and any amounts owed from third party vendors.

4. Receivables

As of December 31, 2016, the Company had amounts receivable from Subsidiaries and Others as follows (dollars in thousands):

Intercompany	$	2,350
Other		105
	$	2,455

Intercompany receivables represent expenses incurred by the Company's subsidiaries under the current Tri-Party Expense Sharing Agreement ("ESA").

Other receivables consist mainly of amounts owed from third party vendors.

The Loan receivable is with a third party borrower, interest on the loan accrues at a rate equal to prime + 2% and is payable on the last day of each year following the issuance of the loan or upon repayment or prepayment of a principal amount.

5. Fair Value of Financial Instruments

A summary of our financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy is as follows (dollars in thousands):

	Fair Value Measurement as of December 31, 2016							
	Level 1		Level 2		Level 3		Total	
Assets								
Marketable securities, at fair value:								
US corporate securities	$	-	$	9,573	$	-	$	9,573
US government securities		8,259		-		-		8,259
Other debt securities		-		5,224		-		5,224
Total	$	8,259	$	14,798	$	-	$	23,057

The fair values of marketable securities are determined using quoted market prices from daily exchange traded markets based on the closing price as of December 31, 2016 are classified as Level 1 and 2 of the fair value hierarchy.

6. Property and Equipment

Property and equipment consists of (dollars in thousands):

		12/31/2016
Computers and equipment	$	6,494
Furniture and fixtures		704
Leasehold improvements		1,371
Total property and equipment		8,569
Accumulated depreciation		(4,041)
Total property and equipment, net	$	4,528

Depreciation expense of property and equipment amounted to approximately $2.0 million for the year ended December 31, 2016.

7. Software Development Costs

Software development costs consists of (dollars in thousands):

		12/31/2016
Software development costs	$	12,887
Less: Accumulated amortization		(6,964)
	$	5,923

During 2016, software development costs amounting to approximately $4.5 million were capitalized and amortization expense was approximately $3.2 million.

Estimated future annual amortization expense is as follows (dollars in thousands):

Year Ending December 31	
2017	3,157
2018	2,094
2019	672

8. Income Taxes

FASB ASC 740 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, the Company considered the scheduled expiration of certain net operating loss carryforwards, projected future taxable income and certain distinct tax planning strategies. Based on the assessment performed, the Company concluded that it is likely that these deferred tax assets will be utilized. During the year ended December 31, 2016, the Company released the valuation allowance against the deferred tax assets of approximately $3.3 million.

The major components of the Company's deferred tax assets (liabilities) are as follows (dollars in thousands):

Noncurrent deferred taxassets (liabilities):		
Net operating loss		1,487
Software amortization		(2,603)
Stock-based compensation expense		3,292
Research and development and AMT credits		1,851
Other		(754)
		3,273
Valuation allowance		-
Total	$	3,273

The income tax benefit as of December 31, 2016, of approximately $2.8 million includes the effect of the release of the valuation allowance and is net of the current provision for income taxes of approximately $460,000, consisting of $150,000 for federal income taxes and $310,000 for state and local income taxes.

At December 31, 2016, the Company had federal net operating loss carryforwards of approximately $3.3 million which will expire from 2033 through 2035. The NOL is subject to a limitation in the amount of approximately $1.9 million in addition to an annual limitation of approximately $5.2 million under Internal Revenue Code §382. Similarly determined limitations under Internal Revenue Code §383 apply to certain tax credit carry forwards.

The Company is also subject to certain State and local taxes based on capital which are included in Other expenses.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

Income tax expense differs from the tax that would result from applying federal statutory tax rates primarily due to permanent differences, tax credits generated from research and development activities and the release of the valuation allowance related to deferred tax assets.

9. 401(k) Plan

The Company has a 401(k) plan with a third-party provider. Employer contributions are discretionary. During the year ended December 31, 2016, the Company did not make any contributions.

10. Commitments, Contingencies and Guarantees

Leases

Rent expense for the year ended December 31, 2016 was approximately $892,000. In addition, the Company is currently in year 2 of a 7-year lease agreement for its office space at 4 World Trade Center.

At December 31, 2016, the future minimum lease payments are as follows (dollars in thousands):

Year Ending December 31	
2017	925
2018	925
2019	925
2020	925
Thereafter	2,002

As of December 31, 2016, the Company does not have any existing leases for computer equipment. Equipment lease expenses for the year ended December 31, 2016 was approximately $1.1 million.

11. Subsequent Events

The Company has evaluated subsequent events through April 25, 2017, the date the financial statements were available to be issued, and has determined that there are no subsequent events requiring disclosures or adjustments to the financial statements, except for those noted below.

The Company amended its 401(k) plan to allow for the matching of employee contributions effective February 15, 2017. The Company has agreed to match 5% of an employee's semi-monthly pay up to an annual maximum amount of $5,000. There are currently 58 employees participating in the plan.

Addendum D-2

Audited financial statements of IEX Services LLC
for the fiscal year ending 12/31/2016

IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

RECEIVED
2017 JUL 31 AM 1:49
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 31 2017
Washington DC
413

SEC FILE NUMBER
8-69280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IEX Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Trade Center, 44th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Schwall (646) 343-2030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, John Schwall, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to IEX Services LLC, as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer

Title

February 28, 2017

Notary Public

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2016, and the related statements of income, cash flows, changes in member's equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IEX Services LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2017

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	30,884,302
Receivables from subscribers		224,149
Receivables from clearing firm		501,940
Receivables from exchanges		516,717
Due from affiliate		2,674,850
Deferred tax asset		969,687
Prepaid expenses		43,114
TOTAL ASSETS	$	35,814,759
Liabilities and Member's Equity		
Liabilities:		
Payable to parent	$	217,169
Accrued expenses and other liabilities		3,423,896
TOTAL LIABILITIES		3,641,065
Member's equity:		
Member's equity		32,173,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,814,759

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Matched fees	$	32,238,139
Routed fees		17,013,038
Regulatory transaction fees		5,259,944
Related party expense sharing		11,400,971
Other		2,507,422
Total revenues		68,419,514
Cost of revenues:		
Routing fees		24,886,133
Section 31 fees		6,267,468
Clearing fees		3,340,421
Other		437,029
Total cost of revenues		34,931,051
Total revenues, less cost of revenues		33,488,463
Operating expenses:		
Technology and communications		7,851,089
Employee compensation and benefits		5,634,082
Software licensing fee		856,349
Interest on subordinated debt		430,514
Professional fees		545,074
Regulatory fees		365,421
Rent and office		319,558
Other		621,729
Total operating expenses		16,623,816
Income before income taxes		16,864,647
Provision for income taxes		7,436,739
Net income		9,427,908

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	9,427,908
Adjustments to reconcile net income to net cash provided by operating activities		
Interest accrued on subordinated borrowings		430,514
Income tax provision		7,436,739
Deferred tax asset		(531,508)
Changes in operating assets and liabilities:		
Receivables from subscribers		10,140,952
Receivables from clearing firm		(1,473)
Receivables from exchanges		693,629
Due from affiliate		(2,674,850)
Other receivables		2,722
Prepaid expenses		(1,764)
Payable to parent		(2,642,494)
Accrued expenses and other liabilities		(481,307)
Net cash provided by operating activities		**21,799,068**
Cash flows from financing activities:		
Repayment of liabilities subordinated to claims of creditors		(14,925,069)
Net cash used by financing activities		**(14,925,069)**
Net increase in cash		**6,873,999**
Cash at beginning of year		**24,010,303**
Cash at end of year	**$**	**30,884,302**
Non-cash financing activities:		
Income tax payable (See Notes 5 and 6)	$	7,436,739

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Total Member's Equity
Balance at December 31, 2015	$	14,797,971
Non-cash capital contributions (See Note 5)		7,947,815
Net income		9,427,908
Balance at December 31, 2016	$	32,173,694

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2016

Liabilities subordinated to claims of creditors at December 31, 2015	$ 14,494,555
Additional accrued interest	430,514
Repayment of liabilities subordinated to claims of creditors	(14,925,069)
Liabilities subordinated to claims of creditors at December 31, 2016	$ -

See notes to financial statements

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent").

During the year, the Company operated an Alternative Trading System ("ATS") which provided execution services for its broker-dealer subscribers. The Company also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Investors' Exchange LLC ("Exchange"). The Company serves solely as the routing facility for the Exchange as of September 2, 2016.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Through September 1, 2016, the Company's primary business was matching equity shares on its trading system for its subscribers. Matched fees included shares matched on its trading system whereby shares whose price was $1.00/share or greater were assessed a charge of 9 mils per share ($0.09 per 100 shares). For shares whose price was less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) was assessed. Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). The Company offered several pricing promotions during the year to eligible subscribers. Fees were recorded on a trade date basis as securities transactions occurred.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934 by the exchanges. The Company recorded Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the Company's clearing firm.

On August 19, 2016, the Company entered into a new Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to properly allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for use of the routing facility described in the next paragraph, the Company is also reimbursed by the Exchange for costs

incurred on behalf of the Exchange. These reimbursements are presented on a gross basis in Related party expense sharing with the corresponding expenses presented in the Cost of Revenues and Operating Expenses on the Company's Statement of Income, as the Company is considered the primary obligor.

Other revenues consisted primarily of revenue from trade reporting and other revenues received from exchanges. Beginning September 2, 2016, the Company also earned $100,000 per month serving as the routing facility for the Exchange.

All fees are recorded on a trade date basis as securities transactions occur.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue.

Routing fees and Section 31 fees are described in Revenue Recognition and clearing fees consist of costs to process, clear and settle transactions.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2016, and the Company had no accruals for interest and penalties at December 31, 2016.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition*. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating this guidance, but does not expect it to materially impact the financial statements of the Company.

In June 2014, the FASB issued ASU 2014-12, *Compensation – Stock Compensation (Topic 718)*, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 was effective for annual reporting periods and interim periods beginning after December 15, 2015. The adoption did not have an impact on the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

In March 2016, the FASB issued ASU 2016-08, Revenue *from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its statements of cash flows.

3. Concentration of Credit Risk and Major Subscribers

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution in excess of FDIC limits of approximately $1.8 million.

Cash equivalents of approximately $28.9 million consist of money market funds.

4. Receivables From Subscribers, Clearing Firm and Exchanges

As of December 31, 2016, the Company had amounts receivable from subscribers, clearing firm and exchanges as follows (in thousands):

	Receivables
Subscribers	$ 224
Clearing Firm	502
Exchanges	517
	$ 1,243

Receivables from subscribers consist of all trading fees (matched, routed and regulatory transaction fees) billed to the Company's subscribers.

Receivables from clearing firm consist of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

Receivables from exchanges consist of rebates from exchanges.

5. Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA was for $13,000,000 with a 5% per annum interest charge with a three-year term, which matured on September 12, 2016. The Subordinated Loan and related interest accrual were allowable in computing net capital under the SEC's Uniform Net Capital Rule and approved by FINRA.

For the year ended December 31, 2016, the Company recorded approximately $431,000 in interest expense associated with the terms and conditions of the SLA.

During 2016 the Company completely repaid the principal plus accrued interest of approximately $14.9 million to the Parent.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee for the use of the technology which operates its ATS and is the property of the Parent. This Software License Fee was $325,000 per quarter.

For the year ended December 31, 2016, the Company's allocation of expenses, according to the terms and conditions of the ESA, are shown below (in thousands):

Technology and communications	$	5,841
Employee compensation and benefits		5,634
Software licensing fee		856
Professional fees		307
Rent and office		320
Regulatory fees		26
Tax Provision		20
Other		606
	$	**13,610**

A new Tri-Party ESA with the Exchange and the Parent went into effect August 19, 2016 and it replaced the prior ESA with Parent. The Parent will reimburse the Company for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2016, amounts due to the Parent relating to the Tri-Party ESA were approximately $217,000, payable within 30 days.

As part of the new Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2016, amounts due from the Exchange relating to the Tri-Party ESA were approximately $2.7 million, receivable within 30 days. Included in the amount due from the Exchange is a monthly Software License Fee for routing services of $100,000 per month.

For the year ended December 31, 2016, the Company's allocation of expenses to the Exchange, according to the terms and conditions of the ESA, are shown below (in thousands):

Routing fees	$	8,589
Technology and communications		1,240
SEC Section 31 fees		1,031
Clearing fees		489
Regulatory fees		42
Other		10
	$	**11,401**

Capital Contributions

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2016, the Parent made approximately $8.0 million of such non-cash capital contributions which included an increase to the deferred tax asset of approximately $532,000.

6. Income Taxes

At December 31, 2016, the Company had a deferred tax asset of approximately $1.0 million relating to stock based compensation.

The provision for income taxes of approximately $7.4 million consists of current provision of federal income taxes of approximately $5.1 million and $2.3 million for state and local income taxes, which is net of a deferred benefit of approximately $532,000 for the year ended December 31, 2016.

The federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the Tri-Party ESA.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

Income tax expense (benefit) differs from the tax that would result from applying federal statutory tax rates primarily due to unfavorable permanent book-to-tax differences and the valuation allowance related to deferred tax assets.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of RSUs and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the ESA and the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2016, the Company incurred approximately $1.4 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

8. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2016.

On September 20, 2016, the Company changed its minimum net capital requirement under SEC Rule 15c3-1 from $100,000 to $5,000 effective October 1, 2016. Due to its cessation of operating as an ATS and relinquishing its rights to act as an agent in a Private Placement, the Company has placed itself under the classification of "Other Broker Dealer".

At December 31, 2016, the Company had net capital of approximately $27.2 million, which exceeded the minimum requirement of approximately $241,000 by $27.0 million. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements other than discussed below.

The Parent granted approximately 130,000 restricted stock units during January 2017 which vest over 4 years. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.

Schedule G

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2016

	As reported in (unaudited) FOCUS Part IIA report filed on January 26, 2017	Adjustments (1)	Audited amount as of December 31, 2016
Net Capital			
Total member's equity	$ 31,048,180	$ 1,125,514	$ 32,173,694
Subordinated liabilities	-	-	-
Total capital and allowable subordinated liabilities	$ 31,048,180	$ 1,125,514	$ 32,173,694
Deductibles/charges:			
Nonallowable assets:			
Receivables from subscribers	224,149	-	224,149
Receivables from exchanges	433,869	82,848	516,717
Due from affiliate	2,674,850	-	2,674,850
Deferred tax asset	959,026	10,661	969,687
Prepaid expenses	43,114	-	43,114
	4,335,008	93,509	4,428,517
Net Capital before haircuts on securities positions	26,713,172	1,032,005	27,745,177
Haircuts on securities positions:			
Other securities	577,662	-	577,662
Net Capital	$ 26,135,510	$ 1,032,005	$ 27,167,515
Minimum net capital required (6-2/3% of aggregate indebteness)	311,538	(68,800)	242,738
Excess net capital	$ 25,823,972	$ 1,100,805	$ 26,924,777
Aggregate indebtedness			
Items included in statement of financial condition:			
Payable to parent	282,880	(65,711)	217,169
Accrued and other liabilities	4,390,190	(966,294)	3,423,896
Total aggregate indebtedness	$ 4,673,070	$ (1,032,005)	$ 3,641,065
Ratio of aggregate indebtedness to net capital	0.18 to 1		0.13 to 1

(1) Adjustments are as follows:

Member's equity adjustment of $1,125,514 related mainly to Q4 non-cash capital contribution for income tax provisions.

Receivables from exchanges adjustment for $82,848 for NYSE TRF revenue.

Deferred tax asset adjustment of $10,661 related to adjustments to Q4 tax provisions.

Payable to parent adjustment of ($65,711) related to adjustments related to year-end bonuses.

Accrued and other liabilities adjustment of ($966,294) related mainly to Q4 tax provisions and capital contributions.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.

Addendum D-3

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2016

IEX VENTURES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
UNAUDITED

****

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2016

Assets		
Cash		37,405
Investment in TradeWind		6,800,000
TOTAL ASSETS	$	6,837,405
Liabilities and Member's Equity		
Liabilities:		
Accrued and other liabilities	$	-
TOTAL LIABILITIES		-
Member's equity:		
Member's equity		6,837,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,837,405

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Other	$	39,600
Total revenues		39,600
Operating expenses:		
Software licensing fee		100
Professional fees		3,000
Other		96
Total operating expenses		3,196
Income before other		36,404
Gain on investment		4,800,000
Net income		4,836,404

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Total Member's Equity
Balance at January 1, 2016	$	-
Capital contributions		2,001,001
Net income		4,836,404
Balance at December 31, 2016	$	6,837,405

See notes to financial statements

1. Organization and Nature of Business

IEX Ventures LLC (the "Company") is an investment company that seeks to leverage the technology developed by the IEX organization. The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in June 2015.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy for inputs used in measuring fair value is as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs, other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in

management's judgment, features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The valuation process involved for Level 3 measurements is completed at least annually. The Company will generally employ multiple valuation methodologies when determining the fair value of investments categorized as Level 3, such as market comparable analysis and discounted cash flow analysis. The market comparable analysis considers key financial inputs, recent public and private transactions and other available measures. The discounted cash flow analysis incorporates significant assumptions and judgments and the estimates of key inputs used in this methodology include the discount rate for the investment and assumed inputs used to calculate terminal values, such as price/earnings multiples. Upon completion of the valuations conducted using these methodologies, a weighting is ascribed to each method and the ultimate fair value recorded for a particular investment will generally be within a range suggested by the methodologies. When determining the weighting ascribed to each valuation methodology, the Company considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected holding period.

Fair Value Option

The Company is accounting for its investment in TradeWind Markets Inc. ("TradeWind") as an equity method investment and has elected the fair value option and records this investment at fair value with changes in fair value recorded in the Consolidated Statement of Income.

The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, for non-public entities. The Company is evaluating this guidance, but does not expect it to materially impact the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

3. Concentration of Credit Risk

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution within FDIC limits.

4. Related Party Transactions

Expense Sharing

The Company earned $39,600 as a result of compensation expense sharing with its investment company, TradeWind.

TradeWind

In April 2016, the Company contributed a license and cash to TradeWind valuded at $6,800,000.

The value of the Company's investment in TradeWind as of June 14, 2016 was determined based primarily on the market approach but also on estimated cash flows based on entity specific criteria

and other qualitative and quantitative factors. The value at which the Company's investments are carried on its books are adjusted to estimated fair value at the end of each period. The fair value of TradeWind at December 31, 2016 was determined to approximate the value of the investment at June 14, 2016 given the lack of significant subsequent events.

5. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

6. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.

Investors' Exchange LLC
4 World Trade Center, 44th Floor
New York, New York 10007
1 646 343 2000 tel
1 888 481 9706 tel
www.iextrading.com

COPY

July 27, 2017

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 02549-7010

Re: Investors' Exchange LLC – Amendment No. 14 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

We previously submitted Amendment No. 14 to our Form 1 application on June 28, 2017 and July 24, 2017. We hereby withdraw in their entirety: (1) the submission of Addenda D-1, D-2, and D-3 submitted on June 28, 2017, (2) the submission of Addendum D-1 submitted on July 24, 2017, and (3) the requests for confidential treatment thereof. In their place, please accept the enclosed filing, which contains the following addenda:

Exhibit D	
Addendum D-1	Unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2016
Addendum D-2	Audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016
Addendum D-3	Unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2016

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

Sophia Lee

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets
Richard Holley III, Division of Trading and Markets
Michou Nguyen, Division of Trading and Markets

Investors' Exchange LLC

Date of filing: June 28, 2017

Date as of which the information is accurate: June 28, 2017

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2016.

Attached as Addendum D-2 are the audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016.

Attached as Addendum D-3 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2016.

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2016

IEX GROUP, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
UNAUDITED

****

IEX GROUP, INC.

Table of Contents

IEX Group, Inc.
Unaudited Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	25,757,710
Intercompany receivables		2,350,428
Other receivables		104,750
Prepaid expenses		1,860,669
Restricted cash		351,673
Marketable securities, at fair value		23,056,513
Property and equipment, net of accumulated depreciation of $4,041,003 at December 31, 2016		4,528,194
Software development costs, net of accumulated amortization of $6,964,498 at December 31, 2016		5,922,883
Loan receivable		443,103
Investments, at cost		7,021,201
Deferred tax asset		3,272,756
Security deposits		685,115
Total assets	**$**	**75,354,995**
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable		143,175
Taxes payable		309,857
Accrued expenses and other liabilities		2,859,404
Total liabilities		**3,312,436**
Stockholders' Equity:		
Preferred stock - $0.01 par value, 5,020,882 shares authorized at December 31, 2016		
Convertible Series A-1 - 375,000 shares issued and outstanding at December 31, 2016		3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding at December 31, 2016		24,400
Convertible Series C - 2,205,882 shares issued and outstanding at December 31, 2016		22,059
Common stock - $0.01 par value, 10,100,000 shares authorized, 3,140,379 shares issued and outstanding as of December 31, 2016		31,404
Treasury stock, 80,708 shares as of December 31, 2016		(3,149,472)
Additional paid-in capital		113,608,972
Promissory notes receivable, related party		(2,055,030)
Accumulated surplus/(deficit)		(36,443,524)
Total Stockholders' Equity		72,042,559
Total liabilities and stockholders' equity	**$**	**75,354,995**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Income
For the Year Ended December 31, 2016

Revenues:		
SW License Revenue	$	2,130,916
Other		683,499
Total revenues		2,814,415
Total cost of revenues		-
Total revenues, less cost of revenues		**2,814,415**
Operating expenses:		
Employee compensation and benefits		9,412,971
Technology and communications		1,234,179
Depreciation and amortization		5,189,473
Professional fees		1,488,660
Regulatory fees		126,164
Rent and office		435,988
Insurance		304,454
Other		680,295
Total expenses		18,872,184
Income before income taxes		**(16,057,769)**
Income tax benefit (expense)		2,794,795
Net income	$	**(13,262,974)**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Stockholders' Equity
For the Year Ended December 31, 2016

	Preferred Stock		Common Stock		Treasury Stock		Additional	Promissory Note	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Receivable	Deficit	Total Equity
Balance as of December 31, 2015	5,020,882	$ 50,209	2,743,871	$ 27,439	26,233	$ (876,182)	$ 105,801,713	$ (2,029,630)	$ (23,180,550)	$ 79,792,999
Stock compensation			110,557	1,105			6,871,707			6,872,812
Stock option exercises			285,951	2,860			935,552			938,412
Treasury stock purchases					54,475	(2,273,290)				(2,273,290)
Promissory note interest								(25,400)		(25,400)
Net income									(13,262,974)	(13,262,974)
Balance as of December 31, 2016	5,020,882	$ 50,209	3,140,379	$ 31,404	80,708	$ (3,149,472)	$ 113,608,972	$ (2,055,030)	$ (36,443,524)	$ 72,042,559

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	(13,262,974)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		5,189,473
Stock based compensation		2,737,553
Deferred taxes		(3,272,756)
Interest income		(25,400)
Changes in operating assets and liabilities:		
Intercompany receivables		1,020,312
Other receivables		(67,988)
Prepaid expenses		(186,362)
Subordinated Loan		14,494,555
Other assets		396,073
Accounts payable		59,197
Taxes payable		77,670
Accrued expenses and other liabilities		1,069,608
Net cash provided by operating activities		**8,228,961**
Cash flows from investing activities:		
Purchase of property and equipment		(1,060,097)
Software capitalization		(3,263,266)
Purchase of marketable securities		(23,701,699)
Sale of marketable securities		20,495,000
Issuance of loan receivable		(443,103)
Investments in other entities		(4,601,001)
Net cash used in investing activities		**(12,574,166)**
Cash flows from financing activities:		
Proceeds from exercise of stock options		938,412
Treasury stock		(2,273,290)
Net cash used in financing activities		**(1,334,878)**
Net increase (decrease) in cash and cash equivalents		**(5,680,083)**
Cash and cash equivalents at beginning of period		**31,437,793**
Cash and cash equivalents at end of period	**$**	**25,757,710**
Supplemental disclosure of non-cash financing and investing activities:		
Share-based compensation to software developers subject to capitalization	$	1,251,654

See notes to unaudited financial statements

1. Organization and Nature of Business

IEX Group, Inc. (the "Company") was formed under the laws of the State of Delaware for the purpose of developing and operating an Alternative Trading System ("ATS") through its wholly-owned subsidiary, IEX Services LLC ("Services"). Services is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

In addition to Services, the Company is 100% owner of two additional subsidiaries, Investors' Exchange LLC ("Exchange") (formed in May 2014 and started business activities in August 2016) and IEX Ventures LLC ("Ventures") (formed in June 2015).

During the year, Services operated an ATS which provided execution services for its broker-dealer subscribers. Services also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Exchange. Services serves solely as the routing facility for Exchange as at September 2, 2016.

Exchange is a financial technology company that develops and operates electronic markets for the trading of listed equity securities in the United States (U.S.) Exchange was approved by the SEC as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016.

2. Significant Accounting Policies

Basis of Presentation

The unaudited financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the unaudited financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

The Company has a deposit outstanding as of December 31, 2016, of approximately $350,000 with a financial institution that is used as collateral and security for the Company's corporate commercial card program.

Receivables

Intercompany receivables represent expenses incurred by the Company's subsidiaries under the current Tri-Party Expense Sharing Agreement ("ESA"). Other receivables represent amounts owed from third party vendors.

Marketable Securities

The Company's portfolio of marketable securities consists of corporate and other debt securities and is presented on the Unaudited Statement of Financial Condition at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are recognized in the Unaudited Statement of Income in Other revenues.

Fair Value of Financial Instruments

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy for inputs used in measuring fair value is as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs, other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The valuation process involved for Level 3 measurements is completed at least annually. The Company will generally employ multiple valuation methodologies when determining the fair value of investments categorized as Level 3, such as market comparable analysis and discounted cash flow analysis. The market comparable analysis considers key financial inputs, recent public and private transactions and other available measures. The discounted cash flow analysis incorporates significant assumptions and judgments and the estimates of key inputs used in this methodology include the discount rate for the investment and assumed inputs used to calculate terminal values, such as price/earnings multiples. Upon completion of the valuations conducted using these methodologies, a weighting is ascribed to each method and the ultimate fair value recorded for a particular investment will generally be within a range suggested by the methodologies. When determining the weighting ascribed to each valuation methodology, the Company considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected holding period.

Property and Equipment, net

Property and equipment primarily represents servers, network switches and firewalls and is carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally three years. See note 6 for further discussion.

Software Development Costs

Capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends upon its general release. After technological feasibility is established, material software development costs are capitalized and then amortized on a straight-line basis over the estimated product life. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized costs are amortized on a straight-line basis over a period of three years. See note 7 for further discussion.

Long-Lived Assets

Long-lived assets such as property and equipment and software development costs are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the indicators of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets' carrying value, the related assets will be written down to fair value.

Investments

Investments for which the Company does not have the ability to exert significant influence over operating and financial policies are generally accounted for using the cost method of accounting in accordance with ASC 325-10, *Investments – Other*. At December 31, 2016, the Company had a cost method investment of $20,000 included in Investments, at cost. The cost method investment was a non-cash investing activity acquired in connection with one-time consulting services provided to the investee. The Company monitors its cost method investment for indicators of impairment each reporting period.

In addition, the Company has made capital contributions to its 3 subsidiaries (IEX Services, Investors' Exchange and IEX Ventures) which are being shown as Investments, at cost on the Statement of Financial Condition. These amounts are as follows:

Investors' Exchange LLC	$	5,000,100
IEX Ventures LLC		2,001,001
IEX Services LLC		100
	$	7,001,201

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax benefit (expense) is the current tax expense for the period and the change during the period in deferred tax assets and liabilities.

The Company follows the provisions governing the accounting for uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits at December 31, 2016 and 2015. The Company has no tax positions at December 31, 2016 and 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the years ended December 31, 2016 and 2015 and the Company had no accruals for interest and penalties at December 31, 2016 and 2015.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition*. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating this guidance, but does not expect adoption to materially impact the financial statements of the Company.

In June 2014, the FASB issued ASU 2014-12, *Compensation – Stock Compensation (Topic 718)*, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 was effective for annual reporting periods and interim periods beginning after December 15, 2015. The adoption did not have an impact on the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

In January 2016, FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*. ASU No. 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact that ASU No. 2016-01 will have on its unaudited financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, *Leases (Topic 842)* which supersedes FASB ASC Topic 840, *Leases (Topic 840)* and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company does not expect adoption of this guidance to have a material impact on our financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations in ASU 2014-09, which is not yet effective. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for equity classification. ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate through current earnings as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its financial statements.

In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*. The purpose of ASU 2016-10 is to clarify the guidance on identifying performance obligations and the implementation guidance on licensing in ASU 2014-09, which is not yet effective. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230) — Restricted Cash.* This ASU requires that cash segregated for regulatory and other purposes be included in cash and cash equivalents in the statements of cash flows and is required to be applied retrospectively. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, on a retrospective basis, including adoption in an interim period. Adoption will affect cash flows from operating activities on the Company's Unaudited Statements of Cash Flows to the extent that the Company holds restricted cash at the time of adoption, but will not have any effect on the Company's financial condition or results of operations.

In January 2017, the FASB issued ASU 2017-01, *Business Combinations (Topic 805) — Clarifying the Definition of a Business*. The ASU amends the definition of a business and provides a threshold which must be considered to determine whether a transaction is an asset acquisition or a business combination. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. Because ASU 2017-01 applies on a prospective basis to business combinations and deconsolidations that occur after adoption of its provisions, adoption is not expected to have an impact on the Company's financial statements.

3. Concentration of Credit Risk

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits with financial institutions and short term liquid investments with an initial maturity of less than 3 months. Cash balances in individual banks may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2016, the Company had approximately $23.5 million, in excess of the insured limit.

As of December 31, 2016, cash equivalents of approximately $2.2 million consist of money market funds.

Credit Risk

The Company's receivables are limited mainly to intercompany receivables from its subsidiaries and any amounts owed from third party vendors.

4. Receivables

As of December 31, 2016, the Company had amounts receivable from Subsidiaries and Others as follows (dollars in thousands):

Intercompany	$	2,350
Other		105
	$	2,455

Intercompany receivables represent expenses incurred by the Company's subsidiaries under the current Tri-Party Expense Sharing Agreement ("ESA").

Other receivables consist mainly of amounts owed from third party vendors.

The Loan receivable is with a third party borrower, interest on the loan accrues at a rate equal to prime + 2% and is payable on the last day of each year following the issuance of the loan or upon repayment or prepayment of a principal amount.

5. Fair Value of Financial Instruments

A summary of our financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy is as follows (dollars in thousands):

	Fair Value Measurement as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities, at fair value:				
US corporate securities	$ -	$ 9,573	$ -	$ 9,573
US government securities	8,259	-	-	8,259
Other debt securities	-	5,224	-	5,224
Total	$ 8,259	$ 14,798	$ -	$ 23,057

The fair values of marketable securities are determined using quoted market prices from daily exchange traded markets based on the closing price as of December 31, 2016 are classified as Level 1 and 2 of the fair value hierarchy.

6. Property and Equipment

Property and equipment consists of (dollars in thousands):

	12/31/2016
Computers and equipment	$ 6,494
Furniture and fixtures	704
Leasehold improvements	1,371
Total property and equipment	8,569
Accumulated depreciation	(4,041)
Total property and equipment, net	$ 4,528

Depreciation expense of property and equipment amounted to approximately $2.0 million for the year ended December 31, 2016.

7. Software Development Costs

Software development costs consists of (dollars in thousands):

	12/31/2016
Software development costs	$ 12,887
Less: Accumulated amortization	(6,964)
	$ 5,923

During 2016, software development costs amounting to approximately $4.5 million were capitalized and amortization expense was approximately $3.2 million.

Estimated future annual amortization expense is as follows (dollars in thousands):

Year Ending December 31	
2017	3,157
2018	2,094
2019	672

8. Income Taxes

FASB ASC 740 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, the Company considered the scheduled expiration of certain net operating loss carryforwards, projected future taxable income and certain distinct tax planning strategies. Based on the assessment performed, the Company concluded that it is likely that these deferred tax assets will be utilized. During the year ended December 31, 2016, the Company released the valuation allowance against the deferred tax assets of approximately $3.3 million.

The major components of the Company's deferred tax assets (liabilities) are as follows (dollars in thousands):

Noncurrent deferred tax assets (liabilities):	
Net operating loss	1,487
Software amortization	(2,603)
Stock-based compensation expense	3,292
Research and development and AMT credits	1,851
Other	(754)
	3,273
Valuation allowance	-
Total	$ 3,273

The income tax benefit as of December 31, 2016, of approximately $2.8 million includes the effect of the release of the valuation allowance and is net of the current provision for income taxes of approximately $460,000, consisting of $150,000 for federal income taxes and $310,000 for state and local income taxes.

At December 31, 2016, the Company had federal net operating loss carryforwards of approximately $3.3 million which will expire from 2033 through 2035. The NOL is subject to a limitation in the amount of approximately $1.9 million in addition to an annual limitation of approximately $5.2 million under Internal Revenue Code §382. Similarly determined limitations under Internal Revenue Code §383 apply to certain tax credit carry forwards.

The Company is also subject to certain State and local taxes based on capital which are included in Other expenses.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

Income tax expense differs from the tax that would result from applying federal statutory tax rates primarily due to permanent differences, tax credits generated from research and development activities and the release of the valuation allowance related to deferred tax assets.

9. 401(k) Plan

The Company has a 401(k) plan with a third-party provider. Employer contributions are discretionary. During the year ended December 31, 2016, the Company did not make any contributions.

10. Commitments, Contingencies and Guarantees

Leases

Rent expense for the year ended December 31, 2016 was approximately $892,000. In addition, the Company is currently in year 2 of a 7-year lease agreement for its office space at 4 World Trade Center.

At December 31, 2016, the future minimum lease payments are as follows (dollars in thousands):

Year Ending December 31	
2017	925
2018	925
2019	925
2020	925
Thereafter	2,002

As of December 31, 2016, the Company does not have any existing leases for computer equipment. Equipment lease expenses for the year ended December 31, 2016 was approximately $1.1 million.

11. Subsequent Events

The Company has evaluated subsequent events through April 25, 2017, the date the financial statements were available to be issued, and has determined that there are no subsequent events requiring disclosures or adjustments to the financial statements, except for those noted below.

The Company amended its 401(k) plan to allow for the matching of employee contributions effective February 15, 2017. The Company has agreed to match 5% of an employee's semi-monthly pay up to an annual maximum amount of $5,000. There are currently 58 employees participating in the plan.

Addendum D-2

Audited financial statements of IEX Services LLC
for the fiscal year ending 12/31/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 31 2017
Washington DC
412

SEC FILE NUMBER
8-69280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IEX Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Trade Center, 44th Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schwall (646) 343-2030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

2017 JUL 31 AM 11:38
SEC / TM
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

AFFIRMATION

I, John Schwall, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to IEX Services LLC, as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer

Title

February 28, 2017

Notary Public

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2016, and the related statements of income, cash flows, changes in member's equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IEX Services LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2017

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	30,884,302
Receivables from subscribers		224,149
Receivables from clearing firm		501,940
Receivables from exchanges		516,717
Due from affiliate		2,674,850
Deferred tax asset		969,687
Prepaid expenses		43,114
TOTAL ASSETS	$	35,814,759
Liabilities and Member's Equity		
Liabilities:		
Payable to parent	$	217,169
Accrued expenses and other liabilities		3,423,896
TOTAL LIABILITIES		3,641,065
Member's equity:		
Member's equity		32,173,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,814,759

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Matched fees	$	32,238,139
Routed fees		17,013,038
Regulatory transaction fees		5,259,944
Related party expense sharing		11,400,971
Other		2,507,422
Total revenues		68,419,514
Cost of revenues:		
Routing fees		24,886,133
Section 31 fees		6,267,468
Clearing fees		3,340,421
Other		437,029
Total cost of revenues		34,931,051
Total revenues, less cost of revenues		33,488,463
Operating expenses:		
Technology and communications		7,851,089
Employee compensation and benefits		5,634,082
Software licensing fee		856,349
Interest on subordinated debt		430,514
Professional fees		545,074
Regulatory fees		365,421
Rent and office		319,558
Other		621,729
Total operating expenses		16,623,816
Income before income taxes		16,864,647
Provision for income taxes		7,436,739
Net income		9,427,908

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	9,427,908
Adjustments to reconcile net income to net cash provided by operating activities		
Interest accrued on subordinated borrowings		430,514
Income tax provision		7,436,739
Deferred tax asset		(531,508)
Changes in operating assets and liabilities:		
Receivables from subscribers		10,140,952
Receivables from clearing firm		(1,473)
Receivables from exchanges		693,629
Due from affiliate		(2,674,850)
Other receivables		2,722
Prepaid expenses		(1,764)
Payable to parent		(2,642,494)
Accrued expenses and other liabilities		(481,307)
Net cash provided by operating activities		**21,799,068**
Cash flows from financing activities:		
Repayment of liabilities subordinated to claims of creditors		(14,925,069)
Net cash used by financing activities		**(14,925,069)**
Net increase in cash		**6,873,999**
Cash at beginning of year		**24,010,303**
Cash at end of year	**$**	**30,884,302**
Non-cash financing activities:		
Income tax payable (See Notes 5 and 6)	$	7,436,739

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Total Member's Equity
Balance at December 31, 2015	$	14,797,971
Non-cash capital contributions (See Note 5)		7,947,815
Net income		9,427,908
Balance at December 31, 2016	$	32,173,694

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2016

Liabilities subordinated to claims of creditors at December 31, 2015	$ 14,494,555
Additional accrued interest	430,514
Repayment of liabilities subordinated to claims of creditors	(14,925,069)
Liabilities subordinated to claims of creditors at December 31, 2016	$ -

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Financial Statements
December 31, 2016

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent").

During the year, the Company operated an Alternative Trading System ("ATS") which provided execution services for its broker-dealer subscribers. The Company also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Investors' Exchange LLC ("Exchange"). The Company serves solely as the routing facility for the Exchange as of September 2, 2016.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Through September 1, 2016, the Company's primary business was matching equity shares on its trading system for its subscribers. Matched fees included shares matched on its trading system whereby shares whose price was $1.00/share or greater were assessed a charge of 9 mils per share ($0.09 per 100 shares). For shares whose price was less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) was assessed. Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). The Company offered several pricing promotions during the year to eligible subscribers. Fees were recorded on a trade date basis as securities transactions occurred.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934 by the exchanges. The Company recorded Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the Company's clearing firm.

On August 19, 2016, the Company entered into a new Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to properly allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for use of the routing facility described in the next paragraph, the Company is also reimbursed by the Exchange for costs

incurred on behalf of the Exchange. These reimbursements are presented on a gross basis in Related party expense sharing with the corresponding expenses presented in the Cost of Revenues and Operating Expenses on the Company's Statement of Income, as the Company is considered the primary obligor.

Other revenues consisted primarily of revenue from trade reporting and other revenues received from exchanges. Beginning September 2, 2016, the Company also earned $100,000 per month serving as the routing facility for the Exchange.

All fees are recorded on a trade date basis as securities transactions occur.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue.

Routing fees and Section 31 fees are described in Revenue Recognition and clearing fees consist of costs to process, clear and settle transactions.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2016, and the Company had no accruals for interest and penalties at December 31, 2016.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition*. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating this guidance, but does not expect it to materially impact the financial statements of the Company.

In June 2014, the FASB issued ASU 2014-12, *Compensation – Stock Compensation (Topic 718)*, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 was effective for annual reporting periods and interim periods beginning after December 15, 2015. The adoption did not have an impact on the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

In March 2016, the FASB issued ASU 2016-08, Revenue *from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting.* Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its statements of cash flows.

3. Concentration of Credit Risk and Major Subscribers

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution in excess of FDIC limits of approximately $1.8 million.

Cash equivalents of approximately $28.9 million consist of money market funds.

4. Receivables From Subscribers, Clearing Firm and Exchanges

As of December 31, 2016, the Company had amounts receivable from subscribers, clearing firm and exchanges as follows (in thousands):

	Receivables
Subscribers	$ 224
Clearing Firm	502
Exchanges	517
	$ 1,243

Receivables from subscribers consist of all trading fees (matched, routed and regulatory transaction fees) billed to the Company's subscribers.

Receivables from clearing firm consist of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

Receivables from exchanges consist of rebates from exchanges.

5. Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA was for $13,000,000 with a 5% per annum interest charge with a three-year term, which matured on September 12, 2016. The Subordinated Loan and related interest accrual were allowable in computing net capital under the SEC's Uniform Net Capital Rule and approved by FINRA.

For the year ended December 31, 2016, the Company recorded approximately $431,000 in interest expense associated with the terms and conditions of the SLA.

During 2016 the Company completely repaid the principal plus accrued interest of approximately $14.9 million to the Parent.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee for the use of the technology which operates its ATS and is the property of the Parent. This Software License Fee was $325,000 per quarter.

For the year ended December 31, 2016, the Company's allocation of expenses, according to the terms and conditions of the ESA, are shown below (in thousands):

Technology and communications	$	5,841
Employee compensation and benefits		5,634
Software licensing fee		856
Professional fees		307
Rent and office		320
Regulatory fees		26
Tax Provision		20
Other		606
	$	**13,610**

A new Tri-Party ESA with the Exchange and the Parent went into effect August 19, 2016 and it replaced the prior ESA with Parent. The Parent will reimburse the Company for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2016, amounts due to the Parent relating to the Tri-Party ESA were approximately $217,000, payable within 30 days.

As part of the new Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2016, amounts due from the Exchange relating to the Tri-Party ESA were approximately $2.7 million, receivable within 30 days. Included in the amount due from the Exchange is a monthly Software License Fee for routing services of $100,000 per month.

For the year ended December 31, 2016, the Company's allocation of expenses to the Exchange, according to the terms and conditions of the ESA, are shown below (in thousands):

Routing fees	$	8,589
Technology and communications		1,240
SEC Section 31 fees		1,031
Clearing fees		489
Regulatory fees		42
Other		10
	$	**11,401**

Capital Contributions

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2016, the Parent made approximately $8.0 million of such non-cash capital contributions which included an increase to the deferred tax asset of approximately $532,000.

6. Income Taxes

At December 31, 2016, the Company had a deferred tax asset of approximately $1.0 million relating to stock based compensation.

The provision for income taxes of approximately $7.4 million consists of current provision of federal income taxes of approximately $5.1 million and $2.3 million for state and local income taxes, which is net of a deferred benefit of approximately $532,000 for the year ended December 31, 2016.

The federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the Tri-Party ESA.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

Income tax expense (benefit) differs from the tax that would result from applying federal statutory tax rates primarily due to unfavorable permanent book-to-tax differences and the valuation allowance related to deferred tax assets.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of RSUs and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the ESA and the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2016, the Company incurred approximately $1.4 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

8. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2016.

On September 20, 2016, the Company changed its minimum net capital requirement under SEC Rule 15c3-1 from $100,000 to $5,000 effective October 1, 2016. Due to its cessation of operating as an ATS and relinquishing its rights to act as an agent in a Private Placement, the Company has placed itself under the classification of "Other Broker Dealer".

At December 31, 2016, the Company had net capital of approximately $27.2 million, which exceeded the minimum requirement of approximately $241,000 by $27.0 million. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements other than discussed below.

The Parent granted approximately 130,000 restricted stock units during January 2017 which vest over 4 years. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.

Schedule G

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2016

	As reported in (unaudited) FOCUS Part IIA report filed on January 26, 2017	Adjustments (1)	Audited amount as of December 31, 2016
Net Capital			
Total member's equity	$ 31,048,180	$ 1,125,514	$ 32,173,694
Subordinated liabilities	-	-	-
Total capital and allowable subordinated liabilities	$ 31,048,180	$ 1,125,514	$ 32,173,694
Deductibles/charges:			
Nonallowable assets:			
Receivables from subscribers	224,149	-	224,149
Receivables from exchanges	433,869	82,848	516,717
Due from affiliate	2,674,850	-	2,674,850
Deferred tax asset	959,026	10,661	969,687
Prepaid expenses	43,114	-	43,114
	4,335,008	93,509	4,428,517
Net Capital before haircuts on securities positions	26,713,172	1,032,005	27,745,177
Haircuts on securities positions:			
Other securities	577,662	-	577,662
Net Capital	$ 26,135,510	$ 1,032,005	$ 27,167,515
Minimum net capital required (6-2/3% of aggregate indebteness)	311,538	(68,800)	242,738
Excess net capital	$ 25,823,972	$ 1,100,805	$ 26,924,777
Aggregate indebtedness			
Items included in statement of financial condition:			
Payable to parent	282,880	(65,711)	217,169
Accrued and other liabilities	4,390,190	(966,294)	3,423,896
Total aggregate indebtedness	$ 4,673,070	$ (1,032,005)	$ 3,641,065
Ratio of aggregate indebtedness to net capital	0.18 to 1		0.13 to 1

(1) Adjustments are as follows:

Member's equity adjustment of $1,125,514 related mainly to Q4 non-cash capital contribution for income tax provisions.

Receivables from exchanges adjustment for $82,848 for NYSE TRF revenue.

Deferred tax asset adjustment of $10,661 related to adjustments to Q4 tax provisions.

Payable to parent adjustment of ($65,711) related to adjustments related to year-end bonuses.

Accrued and other liabilities adjustment of ($966,294) related mainly to Q4 tax provisions and capital contributions.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.

Addendum D-3

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2016

IEX VENTURES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
UNAUDITED

****

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2016

Assets		
Cash		37,405
Investment in TradeWind		6,800,000
TOTAL ASSETS	$	6,837,405
Liabilities and Member's Equity		
Liabilities:		
Accrued and other liabilities	$	-
TOTAL LIABILITIES		-
Member's equity:		
Member's equity		6,837,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,837,405

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Other	$	39,600
Total revenues		39,600
Operating expenses:		
Software licensing fee		100
Professional fees		3,000
Other		96
Total operating expenses		3,196
Income before other		36,404
Gain on investment		4,800,000
Net income		4,836,404

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Total Member's Equity
Balance at January 1, 2016	$	-
Capital contributions		2,001,001
Net income		4,836,404
Balance at December 31, 2016	$	6,837,405

See notes to financial statements

1. Organization and Nature of Business

IEX Ventures LLC (the "Company") is an investment company that seeks to leverage the technology developed by the IEX organization. The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in June 2015.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy for inputs used in measuring fair value is as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs, other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in

management's judgment, features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The valuation process involved for Level 3 measurements is completed at least annually. The Company will generally employ multiple valuation methodologies when determining the fair value of investments categorized as Level 3, such as market comparable analysis and discounted cash flow analysis. The market comparable analysis considers key financial inputs, recent public and private transactions and other available measures. The discounted cash flow analysis incorporates significant assumptions and judgments and the estimates of key inputs used in this methodology include the discount rate for the investment and assumed inputs used to calculate terminal values, such as price/earnings multiples. Upon completion of the valuations conducted using these methodologies, a weighting is ascribed to each method and the ultimate fair value recorded for a particular investment will generally be within a range suggested by the methodologies. When determining the weighting ascribed to each valuation methodology, the Company considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected holding period.

Fair Value Option

The Company is accounting for its investment in TradeWind Markets Inc. ("TradeWind") as an equity method investment and has elected the fair value option and records this investment at fair value with changes in fair value recorded in the Consolidated Statement of Income.

The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, for non-public entities. The Company is evaluating this guidance, but does not expect it to materially impact the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

3. Concentration of Credit Risk

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution within FDIC limits.

4. Related Party Transactions

Expense Sharing

The Company earned $39,600 as a result of compensation expense sharing with its investment company, TradeWind.

TradeWind

In April 2016, the Company contributed a license and cash to TradeWind valuded at $6,800,000.

The value of the Company's investment in TradeWind as of June 14, 2016 was determined based primarily on the market approach but also on estimated cash flows based on entity specific criteria

and other qualitative and quantitative factors. The value at which the Company's investments are carried on its books are adjusted to estimated fair value at the end of each period. The fair value of TradeWind at December 31, 2016 was determined to approximate the value of the investment at June 14, 2016 given the lack of significant subsequent events.

5. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

6. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.

Investors' Exchange LLC
4 World Trade Center, 44th Floor
New York, New York 10007

1 646 343 2000 tel
1 888 481 9706 tel
www.iextrading.com

SEC
Mail Processing
Section
JUL 31 2017
Washington DC
412

COPY

July 27, 2017

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 02549-7010

Re: Investors' Exchange LLC – Amendment No. 14 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

We previously submitted Amendment No. 14 to our Form 1 application on June 28, 2017 and July 24, 2017. We hereby withdraw in their entirety: (1) the submission of Addenda D-1, D-2, and D-3 submitted on June 28, 2017, (2) the submission of Addendum D-1 submitted on July 24, 2017, and (3) the requests for confidential treatment thereof. In their place, please accept the enclosed filing, which contains the following addenda:

Exhibit D	
Addendum D-1	Unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2016
Addendum D-2	Audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016
Addendum D-3	Unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2016

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

RECEIVED
2017 JUL 31 AM 11:38
SEC / TM

Regards,

Sophia Lee

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets
Richard Holley III, Division of Trading and Markets
Michou Nguyen, Division of Trading and Markets

Investors' Exchange LLC

Date of filing: June 28, 2017

Date as of which the information is accurate: June 28, 2017

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2016.

Attached as Addendum D-2 are the audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016.

Attached as Addendum D-3 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2016.

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2016

IEX GROUP, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
UNAUDITED

****

IEX GROUP, INC.

Table of Contents

IEX Group, Inc.
Unaudited Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and cash equivalents	$	25,757,710
Intercompany receivables		2,350,428
Other receivables		104,750
Prepaid expenses		1,860,669
Restricted cash		351,673
Marketable securities, at fair value		23,056,513
Property and equipment, net of accumulated depreciation of $4,041,003 at December 31, 2016		4,528,194
Software development costs, net of accumulated amortization of $6,964,498 at December 31, 2016		5,922,883
Loan receivable		443,103
Investments, at cost		7,021,201
Deferred tax asset		3,272,756
Security deposits		685,115
Total assets	**$**	**75,354,995**
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable		143,175
Taxes payable		309,857
Accrued expenses and other liabilities		2,859,404
Total liabilities		**3,312,436**
Stockholders' Equity:		
Preferred stock - $0.01 par value, 5,020,882 shares authorized at December 31, 2016		
Convertible Series A-1 - 375,000 shares issued and outstanding at December 31, 2016		3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding at December 31, 2016		24,400
Convertible Series C - 2,205,882 shares issued and outstanding at December 31, 2016		22,059
Common stock - $0.01 par value, 10,100,000 shares authorized, 3,140,379 shares issued and outstanding as of December 31, 2016		31,404
Treasury stock, 80,708 shares as of December 31, 2016		(3,149,472)
Additional paid-in capital		113,608,972
Promissory notes receivable, related party		(2,055,030)
Accumulated surplus/(deficit)		(36,443,524)
Total Stockholders' Equity		72,042,559
Total liabilities and stockholders' equity	**$**	**75,354,995**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Income
For the Year Ended December 31, 2016

Revenues:	
SW License Revenue	$ 2,130,916
Other	683,499
Total revenues	2,814,415
Total cost of revenues	-
Total revenues, less cost of revenues	**2,814,415**
Operating expenses:	
Employee compensation and benefits	9,412,971
Technology and communications	1,234,179
Depreciation and amortization	5,189,473
Professional fees	1,488,660
Regulatory fees	126,164
Rent and office	435,988
Insurance	304,454
Other	680,295
Total expenses	18,872,184
Income before income taxes	**(16,057,769)**
Income tax benefit (expense)	2,794,795
Net income	**$ (13,262,974)**

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Stockholders' Equity
For the Year Ended December 31, 2016

	Preferred Stock		Common Stock		Treasury Stock		Additional	Promissory Note	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Receivable	Deficit	Total Equity
Balance as of December 31, 2015	**5,020,882**	**$ 50,209**	**2,743,871**	**$ 27,439**	**26,233**	**$ (876,182)**	**$ 105,801,713**	**$ (2,029,630)**	**$ (23,180,550)**	**$ 79,792,999**
Stock compensation			110,557	1,105			6,871,707			**6,872,812**
Stock option exercises			285,951	2,860			935,552			**938,412**
Treasury stock purchases					54,475	(2,273,290)				**(2,273,290)**
Promissory note interest								(25,400)		**(25,400)**
Net income									(13,262,974)	**(13,262,974)**
Balance as of December 31, 2016	5,020,882	$ 50,209	3,140,379	$ 31,404	80,708	$ (3,149,472)	$ 113,608,972	$ (2,055,030)	$ (36,443,524)	$ 72,042,559

See notes to unaudited financial statements

IEX Group, Inc.
Unaudited Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	(13,262,974)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		5,189,473
Stock based compensation		2,737,553
Deferred taxes		(3,272,756)
Interest income		(25,400)
Changes in operating assets and liabilities:		
Intercompany receivables		1,020,312
Other receivables		(67,988)
Prepaid expenses		(186,362)
Subordinated Loan		14,494,555
Other assets		396,073
Accounts payable		59,197
Taxes payable		77,670
Accrued expenses and other liabilities		1,069,608
Net cash provided by operating activities		**8,228,961**
Cash flows from investing activities:		
Purchase of property and equipment		(1,060,097)
Software capitalization		(3,263,266)
Purchase of marketable securities		(23,701,699)
Sale of marketable securities		20,495,000
Issuance of loan receivable		(443,103)
Investments in other entities		(4,601,001)
Net cash used in investing activities		**(12,574,166)**
Cash flows from financing activities:		
Proceeds from exercise of stock options		938,412
Treasury stock		(2,273,290)
Net cash used in financing activities		**(1,334,878)**
Net increase (decrease) in cash and cash equivalents		**(5,680,083)**
Cash and cash equivalents at beginning of period		**31,437,793**
Cash and cash equivalents at end of period	**$**	**25,757,710**
Supplemental disclosure of non-cash financing and investing activities:		
Share-based compensation to software developers subject to capitalization	$	1,251,654

See notes to unaudited financial statements

IEX Group, Inc.
Notes to Unaudited Financial Statements
As of and for the year ended December 31, 2016

1. Organization and Nature of Business

IEX Group, Inc. (the "Company") was formed under the laws of the State of Delaware for the purpose of developing and operating an Alternative Trading System ("ATS") through its wholly-owned subsidiary, IEX Services LLC ("Services"). Services is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

In addition to Services, the Company is 100% owner of two additional subsidiaries, Investors' Exchange LLC ("Exchange") (formed in May 2014 and started business activities in August 2016) and IEX Ventures LLC ("Ventures") (formed in June 2015).

During the year, Services operated an ATS which provided execution services for its broker-dealer subscribers. Services also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Exchange. Services serves solely as the routing facility for Exchange as at September 2, 2016.

Exchange is a financial technology company that develops and operates electronic markets for the trading of listed equity securities in the United States (U.S.) Exchange was approved by the SEC as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016.

2. Significant Accounting Policies

Basis of Presentation

The unaudited financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the unaudited financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

The Company has a deposit outstanding as of December 31, 2016, of approximately $350,000 with a financial institution that is used as collateral and security for the Company's corporate commercial card program.

Receivables

Intercompany receivables represent expenses incurred by the Company's subsidiaries under the current Tri-Party Expense Sharing Agreement ("ESA"). Other receivables represent amounts owed from third party vendors.

Marketable Securities

The Company's portfolio of marketable securities consists of corporate and other debt securities and is presented on the Unaudited Statement of Financial Condition at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are recognized in the Unaudited Statement of Income in Other revenues.

Fair Value of Financial Instruments

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy for inputs used in measuring fair value is as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs, other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The valuation process involved for Level 3 measurements is completed at least annually. The Company will generally employ multiple valuation methodologies when determining the fair value of investments categorized as Level 3, such as market comparable analysis and discounted cash flow analysis. The market comparable analysis considers key financial inputs, recent public and private transactions and other available measures. The discounted cash flow analysis incorporates significant assumptions and judgments and the estimates of key inputs used in this methodology include the discount rate for the investment and assumed inputs used to calculate terminal values, such as price/earnings multiples. Upon completion of the valuations conducted using these methodologies, a weighting is ascribed to each method and the ultimate fair value recorded for a particular investment will generally be within a range suggested by the methodologies. When determining the weighting ascribed to each valuation methodology, the Company considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected holding period.

Property and Equipment, net

Property and equipment primarily represents servers, network switches and firewalls and is carried at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, which is generally three years. See note 6 for further discussion.

Software Development Costs

Capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends upon its general release. After technological feasibility is established, material software development costs are capitalized and then amortized on a straight-line basis over the estimated product life. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized costs are amortized on a straight-line basis over a period of three years. See note 7 for further discussion.

Long-Lived Assets

Long-lived assets such as property and equipment and software development costs are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the indicators of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets' carrying value, the related assets will be written down to fair value.

Investments

Investments for which the Company does not have the ability to exert significant influence over operating and financial policies are generally accounted for using the cost method of accounting in accordance with ASC 325-10, *Investments – Other*. At December 31, 2016, the Company had a cost method investment of $20,000 included in Investments, at cost. The cost method investment was a non-cash investing activity acquired in connection with one-time consulting services provided to the investee. The Company monitors its cost method investment for indicators of impairment each reporting period.

In addition, the Company has made capital contributions to its 3 subsidiaries (IEX Services, Investors' Exchange and IEX Ventures) which are being shown as Investments, at cost on the Statement of Financial Condition. These amounts are as follows:

Investors' Exchange LLC	$	5,000,100
IEX Ventures LLC		2,001,001
IEX Services LLC		100
	$	7,001,201

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. Income tax benefit (expense) is the current tax expense for the period and the change during the period in deferred tax assets and liabilities.

The Company follows the provisions governing the accounting for uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits at December 31, 2016 and 2015. The Company has no tax positions at December 31, 2016 and 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the years ended December 31, 2016 and 2015 and the Company had no accruals for interest and penalties at December 31, 2016 and 2015.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition*. The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating this guidance, but does not expect adoption to materially impact the financial statements of the Company.

In June 2014, the FASB issued ASU 2014-12, *Compensation – Stock Compensation (Topic 718)*, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 was effective for annual reporting periods and interim periods beginning after December 15, 2015. The adoption did not have an impact on the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

In January 2016, FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*. ASU No. 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the impact that ASU No. 2016-01 will have on its unaudited financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, *Leases (Topic 842)* which supersedes FASB ASC Topic 840, *Leases (Topic 840)* and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company does not expect adoption of this guidance to have a material impact on our financial statements.

In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations in ASU 2014-09, which is not yet effective. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for equity classification. ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate through current earnings as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its financial statements.

In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*. The purpose of ASU 2016-10 is to clarify the guidance on identifying performance obligations and the implementation guidance on licensing in ASU 2014-09, which is not yet effective. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments*, which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its statements of cash flows.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230) — Restricted Cash*. This ASU requires that cash segregated for regulatory and other purposes be included in cash and cash equivalents in the statements of cash flows and is required to be applied retrospectively. The ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, on a retrospective basis, including adoption in an interim period. Adoption will affect cash flows from operating activities on the Company's Unaudited Statements of Cash Flows to the extent that the Company holds restricted cash at the time of adoption, but will not have any effect on the Company's financial condition or results of operations.

In January 2017, the FASB issued ASU 2017-01, *Business Combinations (Topic 805) — Clarifying the Definition of a Business*. The ASU amends the definition of a business and provides a threshold which must be considered to determine whether a transaction is an asset acquisition or a business combination. The ASU is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. Because ASU 2017-01 applies on a prospective basis to business combinations and deconsolidations that occur after adoption of its provisions, adoption is not expected to have an impact on the Company's financial statements.

3. Concentration of Credit Risk

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash on hand, demand deposits with financial institutions and short term liquid investments with an initial maturity of less than 3 months. Cash balances in individual banks may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2016, the Company had approximately $23.5 million, in excess of the insured limit.

As of December 31, 2016, cash equivalents of approximately $2.2 million consist of money market funds.

Credit Risk

The Company's receivables are limited mainly to intercompany receivables from its subsidiaries and any amounts owed from third party vendors.

4. Receivables

As of December 31, 2016, the Company had amounts receivable from Subsidiaries and Others as follows (dollars in thousands):

Intercompany	$	2,350
Other		105
	$	2,455

Intercompany receivables represent expenses incurred by the Company's subsidiaries under the current Tri-Party Expense Sharing Agreement ("ESA").

Other receivables consist mainly of amounts owed from third party vendors.

The Loan receivable is with a third party borrower, interest on the loan accrues at a rate equal to prime + 2% and is payable on the last day of each year following the issuance of the loan or upon repayment or prepayment of a principal amount.

5. Fair Value of Financial Instruments

A summary of our financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy is as follows (dollars in thousands):

	Fair Value Measurement as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Assets				
Marketable securities, at fair value:				
US corporate securities	$ -	$ 9,573	$ -	$ 9,573
US government securities	8,259	-	-	8,259
Other debt securities	-	5,224	-	5,224
Total	$ 8,259	$ 14,798	$ -	$ 23,057

The fair values of marketable securities are determined using quoted market prices from daily exchange traded markets based on the closing price as of December 31, 2016 are classified as Level 1 and 2 of the fair value hierarchy.

6. Property and Equipment

Property and equipment consists of (dollars in thousands):

		12/31/2016
Computers and equipment	$	6,494
Furniture and fixtures		704
Leasehold improvements		1,371
Total property and equipment		8,569
Accumulated depreciation		(4,041)
Total property and equipment, net	$	4,528

Depreciation expense of property and equipment amounted to approximately $2.0 million for the year ended December 31, 2016.

7. Software Development Costs

Software development costs consists of (dollars in thousands):

		12/31/2016
Software development costs	$	12,887
Less: Accumulated amortization		(6,964)
	$	5,923

During 2016, software development costs amounting to approximately $4.5 million were capitalized and amortization expense was approximately $3.2 million.

Estimated future annual amortization expense is as follows (dollars in thousands):

Year Ending December 31	
2017	3,157
2018	2,094
2019	672

8. Income Taxes

FASB ASC 740 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, the Company considered the scheduled expiration of certain net operating loss carryforwards, projected future taxable income and certain distinct tax planning strategies. Based on the assessment performed, the Company concluded that it is likely that these deferred tax assets will be utilized. During the year ended December 31, 2016, the Company released the valuation allowance against the deferred tax assets of approximately $3.3 million.

The major components of the Company's deferred tax assets (liabilities) are as follows (dollars in thousands):

Noncurrent deferred taxassets (liabilities):	
Net operating loss	1,487
Software amortization	(2,603)
Stock-based compensation expense	3,292
Research and development and AMT credits	1,851
Other	(754)
	3,273
Valuation allowance	-
Total	$ 3,273

The income tax benefit as of December 31, 2016, of approximately $2.8 million includes the effect of the release of the valuation allowance and is net of the current provision for income taxes of approximately $460,000, consisting of $150,000 for federal income taxes and $310,000 for state and local income taxes.

At December 31, 2016, the Company had federal net operating loss carryforwards of approximately $3.3 million which will expire from 2033 through 2035. The NOL is subject to a limitation in the amount of approximately $1.9 million in addition to an annual limitation of approximately $5.2 million under Internal Revenue Code §382. Similarly determined limitations under Internal Revenue Code §383 apply to certain tax credit carry forwards.

The Company is also subject to certain State and local taxes based on capital which are included in Other expenses.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

Income tax expense differs from the tax that would result from applying federal statutory tax rates primarily due to permanent differences, tax credits generated from research and development activities and the release of the valuation allowance related to deferred tax assets.

9. 401(k) Plan

The Company has a 401(k) plan with a third-party provider. Employer contributions are discretionary. During the year ended December 31, 2016, the Company did not make any contributions.

10. Commitments, Contingencies and Guarantees

Leases

Rent expense for the year ended December 31, 2016 was approximately $892,000. In addition, the Company is currently in year 2 of a 7-year lease agreement for its office space at 4 World Trade Center.

At December 31, 2016, the future minimum lease payments are as follows (dollars in thousands):

Year Ending December 31	
2017	925
2018	925
2019	925
2020	925
Thereafter	2,002

As of December 31, 2016, the Company does not have any existing leases for computer equipment. Equipment lease expenses for the year ended December 31, 2016 was approximately $1.1 million.

11. Subsequent Events

The Company has evaluated subsequent events through April 25, 2017, the date the financial statements were available to be issued, and has determined that there are no subsequent events requiring disclosures or adjustments to the financial statements, except for those noted below.

The Company amended its 401(k) plan to allow for the matching of employee contributions effective February 15, 2017. The Company has agreed to match 5% of an employee's semi-monthly pay up to an annual maximum amount of $5,000. There are currently 58 employees participating in the plan.

Addendum D-2

Audited financial statements of IEX Services LLC for the fiscal year ending 12/31/2016

RECEIVED

2017 JUL 31 AM 1:49

SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
JUL 31 2017
Washington DC
412

SEC FILE NUMBER
8-69280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IEX Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Trade Center, 44th Floor
(No. and Street)

New York	**NY**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schwall **(646) 343-2030**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IEX SERVICES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

SEC ID Number – 8-69280

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

AFFIRMATION

I, John Schwall, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to IEX Services LLC, as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer

Title

February 28, 2017

Notary Public

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IEX Services LLC:

We have audited the accompanying statement of financial condition of IEX Services LLC (the "Company") as of December 31, 2016, and the related statements of income, cash flows, changes in member's equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IEX Services LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2017

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	30,884,302
Receivables from subscribers		224,149
Receivables from clearing firm		501,940
Receivables from exchanges		516,717
Due from affiliate		2,674,850
Deferred tax asset		969,687
Prepaid expenses		43,114
TOTAL ASSETS	$	35,814,759
Liabilities and Member's Equity		
Liabilities:		
Payable to parent	$	217,169
Accrued expenses and other liabilities		3,423,896
TOTAL LIABILITIES		3,641,065
Member's equity:		
Member's equity		32,173,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,814,759

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Matched fees	$	32,238,139
Routed fees		17,013,038
Regulatory transaction fees		5,259,944
Related party expense sharing		11,400,971
Other		2,507,422
Total revenues		68,419,514
Cost of revenues:		
Routing fees		24,886,133
Section 31 fees		6,267,468
Clearing fees		3,340,421
Other		437,029
Total cost of revenues		34,931,051
Total revenues, less cost of revenues		33,488,463
Operating expenses:		
Technology and communications		7,851,089
Employee compensation and benefits		5,634,082
Software licensing fee		856,349
Interest on subordinated debt		430,514
Professional fees		545,074
Regulatory fees		365,421
Rent and office		319,558
Other		621,729
Total operating expenses		16,623,816
Income before income taxes		16,864,647
Provision for income taxes		7,436,739
Net income		9,427,908

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	9,427,908
Adjustments to reconcile net income to net cash provided by operating activities		
Interest accrued on subordinated borrowings		430,514
Income tax provision		7,436,739
Deferred tax asset		(531,508)
Changes in operating assets and liabilities:		
Receivables from subscribers		10,140,952
Receivables from clearing firm		(1,473)
Receivables from exchanges		693,629
Due from affiliate		(2,674,850)
Other receivables		2,722
Prepaid expenses		(1,764)
Payable to parent		(2,642,494)
Accrued expenses and other liabilities		(481,307)
Net cash provided by operating activities		**21,799,068**
Cash flows from financing activities:		
Repayment of liabilities subordinated to claims of creditors		(14,925,069)
Net cash used by financing activities		**(14,925,069)**
Net increase in cash		**6,873,999**
Cash at beginning of year		**24,010,303**
Cash at end of year	**$**	**30,884,302**
Non-cash financing activities:		
Income tax payable (See Notes 5 and 6)	$	7,436,739

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Total Member's Equity
Balance at December 31, 2015	$	14,797,971
Non-cash capital contributions (See Note 5)		7,947,815
Net income		9,427,908
Balance at December 31, 2016	$	32,173,694

See notes to financial statements

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2016

Liabilities subordinated to claims of creditors at December 31, 2015	$ 14,494,555
Additional accrued interest	430,514
Repayment of liabilities subordinated to claims of creditors	(14,925,069)
Liabilities subordinated to claims of creditors at December 31, 2016	$ -

See notes to financial statements

1. Organization and Nature of Business

IEX Services LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent").

During the year, the Company operated an Alternative Trading System ("ATS") which provided execution services for its broker-dealer subscribers. The Company also offered order routing services to other venues. The ATS ceased operations on September 1, 2016 with the advent of its affiliate, Investors' Exchange LLC ("Exchange"). The Company serves solely as the routing facility for the Exchange as of September 2, 2016.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition

Through September 1, 2016, the Company's primary business was matching equity shares on its trading system for its subscribers. Matched fees included shares matched on its trading system whereby shares whose price was $1.00/share or greater were assessed a charge of 9 mils per share ($0.09 per 100 shares). For shares whose price was less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) was assessed. Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). The Company offered several pricing promotions during the year to eligible subscribers. Fees were recorded on a trade date basis as securities transactions occurred.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934 by the exchanges. The Company recorded Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the Company's clearing firm.

On August 19, 2016, the Company entered into a new Tri-Party Expense Sharing Agreement ("Tri-Party ESA") with the Parent and Exchange to properly allocate the shared expenses incurred amongst the parties (See Note 5). In addition to the monthly fee for use of the routing facility described in the next paragraph, the Company is also reimbursed by the Exchange for costs

incurred on behalf of the Exchange. These reimbursements are presented on a gross basis in Related party expense sharing with the corresponding expenses presented in the Cost of Revenues and Operating Expenses on the Company's Statement of Income, as the Company is considered the primary obligor.

Other revenues consisted primarily of revenue from trade reporting and other revenues received from exchanges. Beginning September 2, 2016, the Company also earned $100,000 per month serving as the routing facility for the Exchange.

All fees are recorded on a trade date basis as securities transactions occur.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue.

Routing fees and Section 31 fees are described in Revenue Recognition and clearing fees consist of costs to process, clear and settle transactions.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2016, and the Company had no accruals for interest and penalties at December 31, 2016.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and cash equivalents which are considered Level 1.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, *Revenue Recognition.* The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is evaluating this guidance, but does not expect it to materially impact the financial statements of the Company.

In June 2014, the FASB issued ASU 2014-12, *Compensation – Stock Compensation (Topic 718)*, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 was effective for annual reporting periods and interim periods beginning after December 15, 2015. The adoption did not have an impact on the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

In March 2016, the FASB issued ASU 2016-08, Revenue *from Contracts with Customers (Topic 606): Principal versus Agent Considerations*. The purpose of ASU 2016-08 is to clarify the implementation of guidance on principal versus agent considerations. The amendments in ASU No. 2016-08 are effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently assessing the impact of ASU 2016-08 on its financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU 2016-09 will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company is currently in the process of evaluating the impact of this new pronouncement on its statements of cash flows.

3. Concentration of Credit Risk and Major Subscribers

Cash and Cash Equivalents

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution in excess of FDIC limits of approximately $1.8 million.

Cash equivalents of approximately $28.9 million consist of money market funds.

4. Receivables From Subscribers, Clearing Firm and Exchanges

As of December 31, 2016, the Company had amounts receivable from subscribers, clearing firm and exchanges as follows (in thousands):

		Receivables
Subscribers	$	224
Clearing Firm		502
Exchanges		517
	$	**1,243**

Receivables from subscribers consist of all trading fees (matched, routed and regulatory transaction fees) billed to the Company's subscribers.

Receivables from clearing firm consist of a $500,000 security deposit plus interest, accumulated at the interest rate as defined in the clearing agreement.

Receivables from exchanges consist of rebates from exchanges.

5. Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on September 13, 2013 with the Parent in order to fund its operations. The SLA was for $13,000,000 with a 5% per annum interest charge with a three-year term, which matured on September 12, 2016. The Subordinated Loan and related interest accrual were allowable in computing net capital under the SEC's Uniform Net Capital Rule and approved by FINRA.

For the year ended December 31, 2016, the Company recorded approximately $431,000 in interest expense associated with the terms and conditions of the SLA.

During 2016 the Company completely repaid the principal plus accrued interest of approximately $14.9 million to the Parent.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on October 1, 2013 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee for the use of the technology which operates its ATS and is the property of the Parent. This Software License Fee was $325,000 per quarter.

For the year ended December 31, 2016, the Company's allocation of expenses, according to the terms and conditions of the ESA, are shown below (in thousands):

Technology and communications	$	5,841
Employee compensation and benefits		5,634
Software licensing fee		856
Professional fees		307
Rent and office		320
Regulatory fees		26
Tax Provision		20
Other		606
	$	**13,610**

A new Tri-Party ESA with the Exchange and the Parent went into effect August 19, 2016 and it replaced the prior ESA with Parent. The Parent will reimburse the Company for all expenses related to the operation and maintenance of the Smart Order Router, including without limitation, personnel expenses, licensing and registration fees, all costs of revenues, all assessments imposed by regulators, banking fees, legal fees, taxes, rent for independent commercial space leases, all expenses to outside vendors, infrastructure and data center maintenance and software support and maintenance expenses (collectively, "SOR Expenses"). At December 31, 2016, amounts due to the Parent relating to the Tri-Party ESA were approximately $217,000, payable within 30 days.

As part of the new Tri-Party ESA, the Company agreed to be reimbursed on a monthly basis for SOR expenses incurred on behalf of the Exchange. At December 31, 2016, amounts due from the Exchange relating to the Tri-Party ESA were approximately $2.7 million, receivable within 30 days. Included in the amount due from the Exchange is a monthly Software License Fee for routing services of $100,000 per month.

For the year ended December 31, 2016, the Company's allocation of expenses to the Exchange, according to the terms and conditions of the ESA, are shown below (in thousands):

Routing fees	$	8,589
Technology and communications		1,240
SEC Section 31 fees		1,031
Clearing fees		489
Regulatory fees		42
Other		10
	$	**11,401**

Capital Contributions

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2016, the Parent made approximately $8.0 million of such non-cash capital contributions which included an increase to the deferred tax asset of approximately $532,000.

6. Income Taxes

At December 31, 2016, the Company had a deferred tax asset of approximately $1.0 million relating to stock based compensation.

The provision for income taxes of approximately $7.4 million consists of current provision of federal income taxes of approximately $5.1 million and $2.3 million for state and local income taxes, which is net of a deferred benefit of approximately $532,000 for the year ended December 31, 2016.

The federal income tax expense under the separate return method and payable to the Parent has been recorded as a capital contribution since no payment will be made in accordance with the Tri-Party ESA.

The jurisdictions open for audit are Federal, New York State and New York City from 2013 to date.

Income tax expense (benefit) differs from the tax that would result from applying federal statutory tax rates primarily due to unfavorable permanent book-to-tax differences and the valuation allowance related to deferred tax assets.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of RSUs and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the ESA and the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2016, the Company incurred approximately $1.4 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

8. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital at the greater of 6 2/3% of aggregate indebtedness or minimum net capital of $5,000 at December 31, 2016.

On September 20, 2016, the Company changed its minimum net capital requirement under SEC Rule 15c3-1 from $100,000 to $5,000 effective October 1, 2016. Due to its cessation of operating as an ATS and relinquishing its rights to act as an agent in a Private Placement, the Company has placed itself under the classification of "Other Broker Dealer".

At December 31, 2016, the Company had net capital of approximately $27.2 million, which exceeded the minimum requirement of approximately $241,000 by $27.0 million. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

9. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements other than discussed below.

The Parent granted approximately 130,000 restricted stock units during January 2017 which vest over 4 years. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.

Schedule G

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2016

	As reported in (unaudited) FOCUS Part IIA report filed on January 26, 2017	Adjustments (1)	Audited amount as of December 31, 2016
Net Capital			
Total member's equity	$ 31,048,180	$ 1,125,514	$ 32,173,694
Subordinated liabilities	-	-	-
Total capital and allowable subordinated liabilities	$ 31,048,180	$ 1,125,514	$ 32,173,694
Deductibles/charges:			
Nonallowable assets:			
Receivables from subscribers	224,149	-	224,149
Receivables from exchanges	433,869	82,848	516,717
Due from affiliate	2,674,850	-	2,674,850
Deferred tax asset	959,026	10,661	969,687
Prepaid expenses	43,114	-	43,114
	4,335,008	93,509	4,428,517
Net Capital before haircuts on securities positions	26,713,172	1,032,005	27,745,177
Haircuts on securities positions:			
Other securities	577,662	-	577,662
Net Capital	$ 26,135,510	$ 1,032,005	$ 27,167,515
Minimum net capital required (6-2/3% of aggregate indebteness)	311,538	(68,800)	242,738
Excess net capital	$ 25,823,972	$ 1,100,805	$ 26,924,777
Aggregate indebtedness			
Items included in statement of financial condition:			
Payable to parent	282,880	(65,711)	217,169
Accrued and other liabilities	4,390,190	(966,294)	3,423,896
Total aggregate indebtedness	$ 4,673,070	$ (1,032,005)	$ 3,641,065
Ratio of aggregate indebtedness to net capital	0.18 to 1		0.13 to 1

(1) Adjustments are as follows:

Member's equity adjustment of $1,125,514 related mainly to Q4 non-cash capital contribution for income tax provisions.

Receivables from exchanges adjustment for $82,848 for NYSE TRF revenue.

Deferred tax asset adjustment of $10,661 related to adjustments to Q4 tax provisions.

Payable to parent adjustment of ($65,711) related to adjustments related to year-end bonuses.

Accrued and other liabilities adjustment of ($966,294) related mainly to Q4 tax provisions and capital contributions.

IEX Services LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.

Addendum D-3

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2016

IEX VENTURES LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
UNAUDITED

****

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2016

Assets		
Cash		37,405
Investment in TradeWind		6,800,000
TOTAL ASSETS	$	6,837,405
Liabilities and Member's Equity		
Liabilities:		
Accrued and other liabilities	$	-
TOTAL LIABILITIES		-
Member's equity:		
Member's equity		6,837,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,837,405

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Other	$	39,600
Total revenues		39,600
Operating expenses:		
Software licensing fee		100
Professional fees		3,000
Other		96
Total operating expenses		3,196
Income before other		36,404
Gain on investment		4,800,000
Net income		4,836,404

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Total Member's Equity
Balance at January 1, 2016	$	-
Capital contributions		2,001,001
Net income		4,836,404
Balance at December 31, 2016	$	6,837,405

See notes to financial statements

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Unaudited Financial Statements
December 31, 2016

1. Organization and Nature of Business

IEX Ventures LLC (the "Company") is an investment company that seeks to leverage the technology developed by the IEX organization. The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in June 2015.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy for inputs used in measuring fair value is as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs, other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—unobservable inputs

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in

management's judgment, features of the financial instrument such as its complexity, the market in which the financial instrument is traded and risk uncertainties about market conditions require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The valuation process involved for Level 3 measurements is completed at least annually. The Company will generally employ multiple valuation methodologies when determining the fair value of investments categorized as Level 3, such as market comparable analysis and discounted cash flow analysis. The market comparable analysis considers key financial inputs, recent public and private transactions and other available measures. The discounted cash flow analysis incorporates significant assumptions and judgments and the estimates of key inputs used in this methodology include the discount rate for the investment and assumed inputs used to calculate terminal values, such as price/earnings multiples. Upon completion of the valuations conducted using these methodologies, a weighting is ascribed to each method and the ultimate fair value recorded for a particular investment will generally be within a range suggested by the methodologies. When determining the weighting ascribed to each valuation methodology, the Company considers, among other factors, the availability of direct market comparables, the applicability of a discounted cash flow analysis and the expected holding period.

Fair Value Option

The Company is accounting for its investment in TradeWind Markets Inc. ("TradeWind") as an equity method investment and has elected the fair value option and records this investment at fair value with changes in fair value recorded in the Consolidated Statement of Income.

The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition guidance in ASC 605, "Revenue Recognition". The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, for non-public entities. The Company is evaluating this guidance, but does not expect it to materially impact the financial statements of the Company.

In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014-15 provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 were effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The adoption did not have an impact on the financial statements of the Company.

3. Concentration of Credit Risk

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2016, the Company had deposits at a financial institution within FDIC limits.

4. Related Party Transactions

Expense Sharing

The Company earned $39,600 as a result of compensation expense sharing with its investment company, TradeWind.

TradeWind

In April 2016, the Company contributed a license and cash to TradeWind valuded at $6,800,000.

The value of the Company's investment in TradeWind as of June 14, 2016 was determined based primarily on the market approach but also on estimated cash flows based on entity specific criteria

and other qualitative and quantitative factors. The value at which the Company's investments are carried on its books are adjusted to estimated fair value at the end of each period. The fair value of TradeWind at December 31, 2016 was determined to approximate the value of the investment at June 14, 2016 given the lack of significant subsequent events.

5. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

6. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.